EXHIBIT 99.10
Notice to LSE

RNS Number : 1429I
Rio Tinto PLC
30 November 2022

Price Monitoring Extension

The auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security's auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the most recent automated execution today.

The applicable percentage is set by reference to a security's Millennium Exchange sector. This is set out in the Sector Breakdown tab of the Parameters document at www.londonstockexchange.com/tradingservices

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